United States securities and exchange commission logo





                               October 12, 2022

       Todd Sanders
       Chief Executive Officer
       Spirits Capital Corporation
       100 Bayview Circle, Suite 4100
       Newport Beach, CA 92660

                                                        Re: Spirits Capital
Corporation
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted September
8, 2022
                                                            CIK No. 0001881767

       Dear Todd Sanders:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A

       General

   1. Please clarify whether you intend to register a class of securities under Section 12 of the
                                                        Exchange Act
concurrently with this offering and, if so, revise throughout so that your disclosure regarding
plans to register a class of securities under Section 12 is consistent.
   2. You state in the offering circular and on your website that you intend to sponsor securitized tokens
 and    securitizations    and on your website that you are offering
                                                           asset-backed
investment    and an    asset-backed token.    Please clarify in the offering
                                                        circular what you mean
by    securitized    and    securitizations.    Please also confirm that
                                                        you do not intend to
offer in a Regulation A offering    asset-backed securities    as defined
 Todd Sanders
Spirits Capital Corporation
October 12, 2022
Page 2
         in Item 1101(c) of Regulation AB. Refer to Rule 261(c) of Regulation
A.
3. Please provide your legal analysis as to whether the Security Tokens are securities under
         Section 2(a)(1) of the Securities Act. Additionally, regarding Sprits Whiskey Tokens,
         Inc.'s platform and your Security Tokens and any other "securitized tokens" you plan to create, hold, or offer, please revise your disclosure as follows:
             Provide a detailed description of the policies and procedures that you and your subsidiaries use to determine whether any crypto assets that you hold or
              otherwise acquire are securities for purposes of the federal securities laws, or are
              likely to be deemed securities;
             Disclose that any determination you or your subsidiaries make is a risk-based judgment by the company and not a legal standard or determination binding on any
              regulatory body;
             Provide a separately captioned risk factor related to such processes and procedures, addressing the specific risks inherent in any policies and procedures for determining
              that any crypto assets are not securities; and
             Describe the potential regulatory risks under the U.S. federal securities laws if such crypto assets are determined to be securities, such as whether the company could
              become subject to regulation under the Investment Company Act or as a broker
              dealer under the Securities Exchange Act.
4. Please disclose the material terms and characteristics of the Security Tokens and the characteristics of any other crypto assets you plan to create, the process by which any distributions have occurred or will be executed in compliance with the federal securities laws, and in your risk factors section, the risks associated with holding the tokens, such as any risks and challenges related to the storage or custody of the private keys, the threat of a cybersecurity breach and volatility in the value of the tokens. Disclose the blockchain on which the Security Tokens exist, whether, and, if so, how Security Token holders can engage in transactions with the Security Tokens, including a description of any transaction costs associated with the transfer of Security Tokens. Please disclose any redemption provisions and if so the mechanisms designed to satisfy demand for redemptions.
5.       Please provide your analysis whether the Cask Investment Deeds are
securities    within
         the meaning of Section 2(a)(1) of the Securities Act. In your response, please tell us how the deeds are similar to or distinct from warehouse receipts. To the extent the deeds are securities, tell us how you will ensure that offers, sales, and transfers of deeds will comply with the federal securities laws.
6. Refer to the investor presentation on your website at https://ir.spiritscap.com/corporate-
FirstName LastNameTodd Sanders
       profile/investor-presentation/. Please file this presentation as an exhibit 13 to your
Comapany   NameSpirits
       offering          Capital
                statement.       Corporation
                            Additionally, please include on the cover page of
the presentation the
       legends  required
October 12, 2022 Page 2  by Rule  255(b).
FirstName LastName
 Todd Sanders
FirstName  LastNameTodd
Spirits Capital Corporation Sanders
Comapany
October  12,NameSpirits
             2022        Capital Corporation
October
Page  3 12, 2022 Page 3
FirstName LastName
Cautionary Statement Regarding Forward-Looking Statements, page 6

7.       Please remove references to Section 27A of the Securities Act and
Section 21E of the
         Exchange Act as these safe harbors are not available.
Risk Factors
Risks related to our industry, page 18

8. Please add risk factors describing the risks related to your industry and business operations, including, but not limited to, counter-party risks related to the purchase and sale of whiskey barrels, the risks related to volatility in the value of crypto assets, risks related to the operation of the platform, including dependence on the internet and other technologies, the potential of fraud and theft, risks related to custody of your whiskey barrels and crypto assets.
Business, page 22

9. Please describe in detail the operations of Sprits Whiskey Tokens, Inc. and the platform that it operates, including the type of "investment opportunities" it offers via its platform, the fees it charges users of the platform, whether the platform supports third-party crypto assets or only the Security Tokens, whether the platform offers digital wallet services, the security and custody arrangements provided for users of the platform and the level of insurance that covers loss or theft of customer assets, and, in your risk factor section discuss the risk that you may be liable for a cybersecurity breach or fraud resulting in the loss of customer assets. Please disclose whether the platform runs on its own blockchain or whether it is dependent on another blockchain, and if so, the risks and challenges related to any reliance. Please also clarify how you generate revenues from the various aspects of your business. Similarly revise the offering circular summary.
10.      Please discuss the federal and state regulations applicable to your business.
11. Please disclose material terms of the Cask Investment Deeds, including the maturity date of each deed, redemption provisions, and the rights and obligations as well as the risks related to the offering and ownership of the deeds. Discuss the nature
of the    security
         interest    represented by the deeds, including whether the security
interest is governed by
         the Uniform Commercial Code, the manner of perfecting the security interest, and how deed holders enforce the security interest in the event of loss or default. Also disclose your policies related to the purchase, sale, storage and valuation of the whiskey barrels.
         Similarly revise the offering circular summary.
12. Please disclose the number of Cask Investment Deeds and Security Tokens that are outstanding as of the most recent practicable date.
Management's Discussion and Analysis, page 23

13. Please describe your plan of operation for the twelve months following the
 Todd Sanders
Spirits Capital Corporation
October 12, 2022
Page 4
       commencement of the offering and ensure your revised disclosure is consistent with the use of proceeds section. Refer to Item 9(c) of Part II to Form 1-A. Index to Exhibits, page II-2

14. Please file the form of Cask Investment Deed as an exhibit to your offering statement.
      Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-
3489 with any questions.



                                                            Sincerely,
FirstName LastNameTodd Sanders
                                                            Division of
Corporation Finance
Comapany NameSpirits Capital Corporation
                                                            Office of Finance
October 12, 2022 Page 4
cc:       Noble Freeman
FirstName LastName